Extractive Sector Transparency Measures Act - Annual Report

OSISKO DEVELOPMENT

Reporting Entity Name	Osisko Development Corp					
Reporting Year	**From**	2020-01-01	**To:**	2020-12-31	**Date submitted**	2021-06-04
Reporting Entity ESTMA Identification Number	E335878		○ Original Submission ◉ Amended Report		**Report Version**	2
Other Subsidiaries Included (optional field)						
Not Consolidated						
Not Substituted						

Attestation by Reporting Entity

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	**Alexander Dann**	**Date**	*2021-06-04*
Position Title	**Chief Financial Officer and Vice President, Finance**		

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	2020-01-01	To:	2020-12-31	
Reporting Entity Name		Osisko Development Corp		Currency of the Report	CAD
Reporting Entity ESTMA Identification Number		E335878			
Subsidiary Reporting Entities (if necessary)					

Payments by Payee

Country	Payee Name[1]	Departments, Agency, etc... within Payee that Received Payments[2]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes[34]
Canada -British Columbia	Provide of British Columbia				436,802				164,850	**601,652**	BC Hydro, Minister of Finance, Mineral Title Online
Canada	Lhtako Dene Nation				470,664					**470,664**	
Canada	Canada Revenue Agency	Receiver General of Canada	137,787							**137,787**	

Additional Notes: Consistency Filing with Sedar and AMF

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	2020-01-01	To:	2020-12-31
Reporting Entity Name		Osisko Development Corp	Currency of the Report	CAD
Reporting Entity ESTMA Identification Number		E335878		
Subsidiary Reporting Entities (if necessary)				

Payments by Project

Country	Project Name[1]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes[23]
Canada -British Columbia	Barkerville	137,787		907,466				164,850	**1,210,103**	

Additional Notes[3]: Consistency Filing with Sedar and AMF